# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: USA Compression Partners LP, CIK 0001522727
CUSIP: 90290N109
Title of class of securities: Partnership Interest
Address of issuer's principal executive offices: 8117 PRESTON ROAD, Suite 300, DALLAS, United States (X1), 75225
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000914208-19-000305
Filed by CIK 0000914208

## Reporting persons
- Invesco Ltd.: type of reporting person: parent holding company or control person (HC), investment adviser (IA); citizenship or place of organization: Bermuda (D0); sole voting power 16,107,971; shared voting power 0; sole dispositive power 16,107,971; shared dispositive power 0; aggregate amount beneficially owned 16,107,971 (11.1% of the class)

## Item 1. Issuer
Name of issuer: USA Compression Partners LP
Address of issuer's principal executive offices: 8117 PRESTON ROAD, Suite 300, DALLAS, TX 75225

## Item 2. Person Filing
Name of person filing: Invesco Ltd. ("Invesco Ltd.")
Address of principal business office or, if none, residence: 1331 Spring Street NW, Suite 2500, Atlanta, GA 30309
Citizenship: Bermuda

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Invesco Ltd., in its capacity as a parent holding company to its investment advisers, may be deemed to beneficially own 16,107,971 shares of the Issuer which are held of record by clients of Invesco Ltd.
Percent of class: 11.1
Sole power to vote or to direct the vote: 16,107,971
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 16,107,971
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Invesco Advisers, Inc. is a subsidiary of Invesco Ltd. and it advises the Invesco SteelPath MLP Income Fund which owns 6.70% of the security reported herein. No one person has greater than 5% economic ownership in the securities listed above. As holders of record, the relevant clients of Invesco Ltd. have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, the securities listed above.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Invesco Advisers, Inc.
Invesco Capital Management LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Invesco Ltd.: Robert R. Leveille, Global Head of Compliance (11/09/2026)